UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

P10, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69376K106

(CUSIP Number)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jeff Patrick Gehl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,090,177 (1)
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 3,090,177 (1)
	8	SHARED DISPOSITIVE POWER —

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,177 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes: (i) 16,476 shares of Class A common stock held directly by the reporting person; (ii) 161,762 options to purchase shares of Class A common stock held directly by the reporting person; and (iii) 2,911,939 shares of Class B common stock held directly by the Jeff P. Gehl Living Trust, of which the reporting person is trustee. The Jeff P. Gehl Living Trust is also a separate reporting person on this Schedule 13G.

1	NAMES OF REPORTING PERSONS Jeff P. Gehl Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,911,939
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 2,911,939
	8	SHARED DISPOSITIVE POWER —

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,911,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)	Name of issuer:

P10, Inc. (the “Issuer”).

(b)	Address of issuer’s principal executive offices:

4514 Cole Avenue, Suite 1600 Dallas, Texas 75205

Item 2.

(a)	Name of person filing:

Each of the following is referred to herein as a “reporting person” and collectively as the “reporting persons”:

1. Jeff Patrick Gehl

2. Jeff P. Gehl Living Trust dated January 25, 2011 (the “Trust”)

(b)	Address or principal business office or, if none, residence:

PO Box 11196

Newport Beach, CA 92658

(c)	Citizenship:

1.	Jeff Patrick Gehl is a citizen of the United States.
2.	The Trust is a trust created under the laws of California.

(d)	Title of class of securities:

Class A Common Stock, $0.001 par value per share

(e)	CUSIP No.:

69376K106

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), indicate the type of person filing.

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: See row 9 of the cover pages.

(b)	Percent of class: See row 11 of the cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See row 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See row 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover pages.

The aggregate number of shares of Class A common stock that may be deemed to be beneficially owned by Mr. Gehl is 3,090,177 shares, which includes: (i) 16,476 shares of Class A common stock held directly by Mr. Gehl; (ii) 161,762 vested options to purchase shares of Class A common stock held, which options are held directly by Mr. Gehl; and (iii) 2,911,939 shares of Class B common stock (which may be converted into shares of Class A common stock on a one-to-one basis) held directly by the Trust, of which Mr. Gehl is trustee. The Trust is also a separate reporting person on this Schedule 13G.

The percent of class reported on row 11 of the cover pages is based on: (i) the number of shares that may be deemed to be beneficially owned by the applicable reporting person as of the filing date of this Schedule 13G; and (ii) a number of shares of Class A common stock that is equal to: (a) the number of shares of Class A common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the Securities and Exchange Commission on May 15, 2023 (43,270,689 shares), plus (b) the number of shares of Class A common stock that would be acquired upon the exercise of the options held by Mr. Gehl (161,762 shares), plus (c) the number of shares of Class A common stock that would be acquired upon the conversion of all the shares of Class B common stock beneficially owned directly or indirectly by such reporting person (2,911,939 shares).

The Trust was previously party to that certain Controlled Company Agreement, dated as of October 9, 2021 (the “Controlled Company Agreement”), with the Issuer and certain other affiliates of RCP Advisors 2, LLC (“RCP 2”), RCP Advisors 3, LLC (together with RCP 2, the “RCP Group”), and certain affiliates of 210 Capital, LLC and TrueBridge Capital Partners LLC. The Trust and the other members of the RCP Group filed a Schedule 13G as a group on February 14, 2023. On May 16, 2023, the parties to the Controlled Company Agreement entered into that certain Amendment No. 1 (the “Amendment”) to remove the Trust as a party to the Controlled Company Agreement effective as of May 15, 2023. As a result of the Amendment, the Trust is no longer considered to be a part of a Section 13(d) group with the other members of the RCP Group. However, Mr. Gehl and the Trust may each still be deemed to beneficially own more than 5% of the outstanding shares of Class A common stock.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

As trustee of the Trust, Mr. Gehl may also be deemed to beneficially own the 2,911,939 shares of Class B common stock held directly the Trust, which may be converted to shares of Class A common stock on a one-to-one basis.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2023

/s/ Jeff Patrick Gehl
Name: Jeff Patrick Gehl

Jeff P. Gehl Living Trust dated January 25, 2011

By:	/s/ Jeff Patrick Gehl
Name:	Jeff Patrick Gehl
Title:	Trustee